Stream Communications Network & Media, Inc.
Consolidated Financial Statement
For the twelve months ended December 31, 2008

IN ACCORDANCE WITH NATIONAL INSTRUMENT 51-102 RELEASED BY THE CANADIAN SECURITIES ADMINISTRATORS, THE COMPANY DISCLOSES THAT ITS AUDITORS HAVE NOT REVIEWED THE UNAUDITED FINANCIAL STATEMENTS FOR THE PERIOD ENDED DECEMBER 31, 2008

Stream Communications Network & Media, Inc.

Table of Contents
Consolidated statement of Operations and Deficit at June 30, 2008	3
Consolidated Balance Sheet at June 30, 2008	4
Consolidated Statement of shareholders' equity and comprehensive income/loss at June 30, 2008	5
Consolidated Cash Flow Statement at June 30, 2008	6
Notes to the Consolidated Financial Statements	7
Management's Discussion and Analysis of Financial Condition and Results of Operations	29

Stream Communications Network & Media, Inc.

Consolidated statement of Operations and Deficit at December 31, 2008
(Express in Canadian Dollars)	For the three months ended December 31, 2008	For the three months ended December 31, 2007	For the three months ended December 31, 2006	For the twelve months ended December 31, 2008	For the twelve months ended December 31, 2007	For the twelve months ended December 31, 2006

Revenues	131,686	1,736,131	1,707,089	1,508,097	7,376,978	6,472,905

Operating expenses
Programming and system lease	102,931	509,775	1,248,111	737,325	2,723,157	2,408,716
Amortization	(136,164)	996,244	967,724	365,646	2,159,233	2,388,716
Payroll and related	124,965	1,090,438	374,894	809,568	2,685,838	2,363,858
Management and professional fees	257,952	1,183,045	599,602	889,341	1,694,504	777,036
Office expenses	(4,037)	241,848	(496,344)	84,801	532,852	328,242
Travel and entertainment	1,470	117,604	91,752	74,842	432,040	292,364
Occupancy costs	3,046	66,161	65,074	61,193	289,217	276,486
Investor Relations	18,606	23,298	75,857	61,200	93,842	118,076
Advertising and marketing	(703)	40,116	85,181	7,438	181,327	178,525
Stock-based compensation	-	-	232,586	-	-	232,586
Restructuring Expenses	-	-	-	-	-	209,523
(Gain) / Loss on Disposal of Assets	-	(19,688)	16,013	-	3,053	16,013

Gain / (Loss) from operations	(236,379)	(2,512,710)	(1,553,361)	(1,583,257)	(3,418,085)	(3,117,236)

Other (Income)/Expenses
Standby guarantee	-	-	-	-	-	798,289
Recovery of IPO expenses	-	-	-	-	-	-
Financing (income) expense	94,595	62,391	106,431	405,742	231,743	(196)
Interest (income) expense	48,632	205,394	81,180	140,082	443,721	297,852
Other (income) expense	667,527	32,457	(74,805)	1,374,022	(26,727)	(74,805)
Foreign exchange (gain) loss	520,373	(441,918)	21,498	138,831	(837,153)	(93,582)

Income (Loss) before income taxes	(1,567,505)	(2,371,034)	(1,687,665)	(3,641,934)	(3,229,669)	(4,044,794)
Income taxes	(17,015)	(250,009)	565,974	(17,015)	(162,809)	398,398

Loss before non-controlling interest	(1,550,490)	(2,121,025)	(2,253,639)	(3,624,919)	(3,066,860)	(4,443,192)
Non controlling interest	-	22,950	(35,939)	-	40,460	42,701
Income / (Loss) on Non Consolidated Subsidaries	(927,864)	-	-	(1,929,787)	-	-

Net profit (loss) for the period	(2,478,354)	(2,143,975)	(2,217,700)	(5,554,706)	(3,107,320)	(4,485,893)

Deficit, beginning of year	(53,070,651)	(47,850,324)	(44,669,261)	(49,994,299)	(46,886,979)	(42,401,068)
Deficit, end of year	(55,549,005)	(49,994,299)	(46,886,961)	(55,549,005)	(49,994,299)	(46,886,961)

Basic and diluted loss per share	(0.03)	(0.03)	(0.03)	(0.07)	(0.04)	(0.07)

Basic and diluted weighted average number of common shares	81,596,491	79,382,887	65,591,986	81,596,491	79,382,887	65,591,986

Stream Communications Network & Media, Inc.

Consolidated Balance Sheet at December 31, 2008
(Express in Canadian Dollars)	For the twelve months ended December 31, 2008	For the twelve months ended December 31, 2007

Assets
Current assets
Cash and cash equivalents	667,869	682,859
Short-term investments	0	29,048
Accounts receivable, net	965,977	256,146
GST and VAT receivables	653,169	311,998
Prepaid expenses and other assets	3,840	195,948
Future income tax assets	0	286,586

	2,290,855	1,762,585

Property, plant and equipment, net	880,792	12,894,445
Cable TV subscriber base, Net	24,243	379,801
Other intangible assets, Net	0	0
Investment in nonconsolidated subsidiaries	397,861	0
Non-current advances	0	180,332
Deposit on Acquisition	0	1,402,580

	3,593,751	16,619,743

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,759,379	5,066,512
Deferred revenue	0	3,629
Future income tax liabilities	0	0
Bank, leasing and other financing	2,073,651	6,549,352

	3,833,030	11,619,493

Bank, leasing and other financing	0	583,435

	3,833,030	12,202,928

Non-controlling interest	0	923,525

Shareholders' equity
Common shares
Authorized 150,000,000 common share at par value Issued and fully paid	44,515,479	44,515,479
Contributed surplus	6,935,708	5,549,744
Warrants	616,735	2,002,699
Accumulated other comprehensive income	3,241,804	1,419,667
Accumulated deficit	-55,549,004	-49,994,299

	-239,278	3,493,290

	3,593,752	16,619,743

Stream Communications Network & Media, Inc.

Consolidated Statement of shareholders' equity and comprehensive income/loss at December 31, 2008
(Express in Canadian Dollars)	Common Shares		Warrants		Contributed Surplus	Private Placement Subscriptions	Accumulated Deficit	Accumulated other comprehensive income	Comprehensive income / (loss)	Total Shareholders Equity
	Number	Amounts	Number	Amounts

Balance at December 31, 2005	47,952,901	41,129,499	1,698,310	2,439,684	2,877,474	291,455	(42,401,086)	(158,589)	-	4,178,167
Net loss for the year	-	-	-	-	-	-	(4,485,893)	-	-	(4,485,893)
Foreign currency translation gain	-	-	-	-	-	-	-	1,438,047	-	1,438,047
Settlement of debt	885,000	225,635	-	-	-	-	-	-	-	225,635
Shares issued on private placement	16,101,664	2,641,246	-	-	-	(291,455)	-	-	-	2,349,791
Warrants issued on private placement	-	(1,385,964)	8,050,832	1,385,964	-	-	-	-	-	-
Standby Guarantee	3,807,107	789,289	-	-	-	-	-	-	-	789,289
Stock-based compensation	2,099,819	456,103	-	-	232,586	-	-	-	-	688,689
Restructuring expenses	550,000	76,378	-	-	-	-	-	-	-	76,378

Balance at December 31, 2006	71,396,491	43,941,186	9,749,142	3,825,648	3,110,060	-	(46,886,979)	1,279,188	-	5,269,103
Net loss for the period	-	-	-	-	-	-	(3,107,320)	-	(3,107,320)	(3,107,320)
Foreign currency translation gain	-	-	-	-	-	-	-	140,479	140,479	140,479
Shares issued on private placement	10,200,000	1,191,028	-	-	-	-	-	-	-	1,191,028
Warrants issued on private placement	-	(616,735)	5,100,000	616,735	-	-	-	-	-	-
Warrants expired during the period	-	-	(1,698,310)	(2,439,684)	2,439,684	-	-	-	-	-

Balance at December 31, 2007	81,596,491	44,515,479	13,150,832	2,002,699	5,549,744	-	(49,994,299)	1,419,667	(2,966,841)	3,493,290
Net loss for the period	-	-	-	-	-	-	(5,554,706)	-	(5,554,706)	(5,554,706)
Foreign currency translation gain	-	-	-	-	-	-	-	1,822,137	1,822,137	1,822,137
Warrants expired during the period	-	-	(8,050,832)	(1,385,964)	1,385,964	-	-	-	-	-

Balance at December 31, 2008	81,596,491	44,515,479	5,100,000	616,735	6,935,708	-	(55,549,005)	3,241,804	(6,699,410)	(239,279)

Stream Communications Network & Media, Inc.

Consolidated Cash Flow Statement at December 31, 2008
(Express in Canadian Dollars)	For the twelve months ended December 31, 2008	For the twelve months ended December 31, 2007

Operating Activities
Net loss for the period	(5,554,705)	(3,107,320)
Amortization	365,646	2,159,233
Unrealized foreign exchange	(182,504)	(775,333)
Unpaid Interest	-	-
Non-controlling interest	8,965,768	40,460
(Gain) Loss on disposal of assets & shares	(5,045,762)	3,053

	(1,451,557)	(1,679,907)
Change in non-cash working capital
Accounts receivable	(771,315)	(170,315)
Prepaid expenses and other assets	165,298	(197,454)
Accounts payable and accrued liabilities	373,098	1,280,830
Future Income Taxes	(88,243)	(261,711)
Deferred Revenue	451,788	833

	130,626	652,183
Financing activities
Issuance of shares and warrants for cash	7,159,404	1,191,028
Proceeds from loans and leasing contracts	1,214,356	6,885,410
Repayment of loans and leasing contracts	(2,716,426)	(4,823,484)

	5,657,334	3,252,954
Investing activities
Purchase of Tangible and Intangible assets	(1,514,236)	(2,521,784)
Non current Investment	(2,774,741)	-
Disposal of Subsidaries	(1,002,271)	-
Sale of property, plant and equipment & shares	-	109,629

	(5,291,248)	(2,412,155)

Foreign exchange effect on cash and cash equivalents	939,856	105,240

Increase (decrease) in Cash and Cash Equivalents	(14,989)	(81,685)
Cash and Cash equivalent, beginning of period	682,859	764,544

Cash and Cash equivalent, end of period	667,869	682,859

Stream Communications Network & Media, Inc.

Notes to the Consolidated Financial Statements

1.     Continuing operations

Stream Communications Network & Media Inc. ("Stream" or the "Company") provides cable television ("TV") and high-speed internet access in Poland through its subsidiaries in the country. The Company was incorporated on March 28, 1979 by registration of its Memorandum and Articles under the Company Act of British Columbia, Canada. On October 19, 2001 the Company changed its name from Trooper Technologies Inc. to Stream Communications Network, Inc. and on August 9, 2004 to Stream Communications Network & Media Inc.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has an accumulated deficit of $55,549,007 and working capital deficit of $1,320,931 at December 31, 2008. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

On February 22, 2008 the Company completed the transaction with Penta Investments, whereby the company disposed of 15,640 shares in Stream Poland for cash proceeds of $7,534,277. At the same day the Penta Investment invested $8,141,258 in Stream Poland and received 16,900 new shares.
Following these two transactions, the Company's holding in Stream Poland is reduced to 49.32% and the Company does not have management control.

At any time following the third anniversary of the completion date, Penta has the option to purchase the remaining 49% of the shares of the Company at fair market value (as predefined in the purchase and sale agreement), if the Company fails to obtain an offer for acquisition of these shares by an independent third party.

Management has prepared these financial statements on the basis that the company will be able to continue as a going concern. Accordingly, these financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

2.     Significant accounting policies

These consolidated financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles ("GAAP") applicable in Canada. A summary of the significant accounting policies are as follows:

(a)     Consolidation

These consolidated financial statements include the accounts of the Company and the following subsidiaries. All significant intercompany transactions and balances have been eliminated.

	Country of	Percentage Ownership
	incorporation	December 31, 2008	December 31, 2007	December 31, 2006
Stream Investment Sp. z o. o. (Streamline)	Poland	100%	100%	100%
IEWS SA ("IEWS")	Poland	100%	100%	100%

These consolidated financial statements include in the comparatives for 2007 and 2006 the accounts of the following subsidiaries. All significant intercompany transactions and balances have been eliminated. Since February 22, 2008 the Company holds 48,86% of Stream Poland, which is accounted for using the equity method.

Subsidiaries of Stream Communication Sp. z o. o. ("Stream Poland")	Country of	Percentage Ownership
	incorporation	December 31, 2008	December 31, 2007	December 31, 2006
Gimsat Sp. z o. o.	Poland	100%	100%	100%
Vega Sp. z o. o.	Poland	100%	100%	100%
Bielsat.com Sp. z o. o.	Poland	51%	51%	51%
Ask Stream Sp. z o. o.	Poland	100%	100%	60%
Broker Service Sp. z o. o.	Poland	100%	0%	0%
Homenet Technologies Sp. z o. o.	Poland	100%	0%	0%

(b)     Uncertainty in management estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions which affect the reported amounts of accounts receivable recoverability; property, plant and equipment and depreciation of intangibles, fair value of stock-based compensation and warrants; accounts payable and accrued liabilities, income taxes, fair value of net assets acquired in business combinations and the disclosure of contingent assets and liabilities at the date of the financial statements and expenses for the periods reported. Actual results could differ from those estimates.

(c)     Cash and cash equivalents

Cash and cash equivalents include cash and liquid investments with an original maturity of three months or less.

2.     Significant accounting policies (continued)

(d)     Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated amortization. Amortization is provided for using the declining-balance method at the following rates per annum:

Automobiles	20 - 30% per annum
Computer software	20 - 100% per annum
Cable television network equipment and conduit	4.5 - 45% per annum
Furniture, fixtures and equipment	20 - 30% per annum

(e)     Property, plant and equipment

Plant construction-in-progress consists of assets not yet used and accordingly no amortization is recorded. No interest is capitalized in construction-in-progress. When the asset is substantially complete and ready for use, the cost are transferred to their respective asset class and amortized.

Property, plant and equipment are carried at cost, net of accumulated depreciation. Property, plant and equipment are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable and an impairment loss is measured as the amount by which their carrying amounts exceed their fair value using the estimated future undiscounted cash flows. Any resulting write-downs to fair value are charged to the results of operations. No such losses have been recorded in these consolidated financial statements.

(f)     Intangible assets

The Company's intangible assets consist primarily of cable TV subscribers. Intangible assets are amortized over the estimated useful life ranging from two to five years. Judgment is used to estimate an intangible asset's useful life and is based on an analysis of all pertinent factors, including expected use of the intangible asset, contractual provisions that enable renewal or extension of the intangible asset's legal or contractual life without substantial cost, and renewal history.

Intangible assets are tested for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized when the carrying value of a long-lived asset intended for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is measured as the excess of the carrying value of the asset over its fair value.

The intangible assets impairment test had no impact on the Company's results for the years ended December 31, 2008, December 31, 2007 and 2006.

(g)     Investment in non-consolidated subsidiaries

The Company's investment in non-consolidated subsidiaries is the investment in Stream Poland Sp. z o. The investment is recorded at historical cost and the result for the period is recorded against the income statement and the value of the investments.

(h)     Transaction costs

Transaction costs directly attributable to the acquisition or issue of a financial asset or financial liability are expensed directly into income and are included in financing (expenses) income on the consolidated statement of operations and deficit.

2.     Significant accounting policies (continued)

(i)     Comprehensive income and hedges

(i)     Comprehensive income

Comprehensive income comprises the Company's net income and other comprehensive income. Other comprehensive income represents changes in shareholders' equity during arising from the unrealized effect of foreign currency translation of foreign operations. The Company's comprehensive income, and accumulated other comprehensive income are presented in the statements of shareholders' equity and comprehensive loss.

(ii)     Derivatives

All derivatives instruments are recorded on the balance sheet at fair value. At June 30,
2007, the Company does not have any derivative instruments designated as hedging instruments.

(iii)     Embedded derivatives

Derivatives may be embedded in other financial instruments (host instruments). Embedded derivatives are treated as separate derivatives when their economic characteristics and risk are not closely related to those of the host instrument, the term of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not classified as held-for trading. These embedded derivatives are measured on the balance sheet with subsequent changes in fair value recognized in income. The Company has not identified any material embedded derivatives that are required to be accounted for separately from the host contract.

(j)     Foreign currency translation

The Company's financial statements are presented in Canadian dollars. The Company's non-Canadian operations are translated into Canadian dollars using the current rate method of translation. Under this method, foreign assets and liabilities are translated into Canadian dollars, at the rate of exchange at the balance sheet date. Revenues and expenses are translated into Canadian dollar equivalents at the average rate of exchange throughout the period. Gains and losses arising from translation of the financial statements are disclosed as a separate component of shareholders' equity.

Transactions that are denominated in foreign currency are initially recorded at the rate of exchange prevailing at the date of the transaction. Thereafter, monetary assets and liabilities are adjusted to reflect the exchange rate in effect at the balance sheet dates. Gains and losses resulting from the adjustment are included operations.

(k)     Revenue recognition

Substantially all revenues are derived from cable TV and internet subscriber fees. Subscriber fees are recorded as revenue in the period the service is provided. Funds received in advance are deferred. At present initial hook-up fees are nominal and are recorded as revenue when charged.

2.     Significant accounting policies (continued)

(l)     Stock-based compensation

The Company applies the fair value method of accounting for all stock option awards. Under this method, the Company recognizes compensation expense for stock options awarded using the Black-Scholes model based on the fair value of the options at the later of the date of grant or the date of shareholder approval of any new share option plan from which options were granted. The fair value of the options is expensed over the expected life of the options.

(m)     Income taxes

The Company follows the asset and liability method of accounting for income taxes whereby future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences) and loss carry forwards. Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess. Future income tax assets and liabilities are adjusted for changes in tax laws and rates on the date of the enactment or substantive enactment.

(n)     Loss per common share

Basic loss per common share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per common share are presented using the treasury stock method and are calculated by dividing net earnings applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued. For all periods presented, the effect of the assumed conversion of stock options and warrants was anti-dilutive.

(o)     Recent accounting pronouncements

In December 2006, the CICA issued Handbook Section 1535, Capital Disclosures. The new standard requires disclosure of qualitative and quantitative information that enables users of financial statements to evaluate the Company's objectives, policies and processes for managing capital. These recommendations are effective for the Company's interim and annual reporting periods beginning January 1, 2008.

This new standard will require incremental disclosures, however, it is not expected to have a material effect on the Company's consolidated financial statements.

In December 2006, the CICA issued Handbook Sections 3862, Financial Instruments - Disclosures, and 3863, Financial Instruments - Presentation, which will replace Section 3861, Financial Instruments - Disclosure and Presentation. The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation requirements and are effective for the Company's interim and annual reporting periods beginning January 1, 2008. These new standards will require revised disclosures, however, they are not expected to have a material effect on the Company's consolidated financial statements.

In March 2007, the CICA issued Handbook Section 3031, Inventories, which has replaced Section 3030 with the same title. The new Section establishes that inventories should be measured at the lower of cost and net realizable value, with guidance on the determination of cost. These

2.     Significant accounting policies (continued)

(p)     Recent accounting pronouncements (continued)

recommendations are effective for the Company's interim and annual reporting periods beginning January 1, 2009. This new standard is not expected to have a material effect on the Company's consolidated financial statements.

In June 2007, the CICA issued changes to Section 1400, General Standards of Financial Statement Presentation. Section 1400 has been amended to include requirements to assess and disclose an entity's ability to continue as a going concern. Management shall make an assessment of an entity's ability to continue as a going concern. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern, those uncertainties shall be disclosed. When financial statements are not prepared on a going concern basis, that fact shall be disclosed, together with the basis on which the financial statements are prepared and the reason why the entity is not regarded as a going concern. Section 1400 is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The adoption of this standard will have no impact on the Company's operating results or financial position and management expects that there will not be a material impact on the Company's financial statement disclosure.

In February 2008, the CICA released Section 3064 Goodwill and Intangible Assets which supersedes Section 3062 Goodwill and Other Intangible Assets and Section 3450 Research and Development. This new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. This section applies to interim and annual reporting periods beginning January 1, 2009. The Company does not expect the adoption of this standard to have a material impact on its financial statements.

In January 2006, the CICA Accounting Standards Board ("AcSB") adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies will converge with International Financial Reporting Standards ("IFRS") no later than the end of 2011. The impact of the transition to IFRS on the Company's consolidated financial statements has not yet been determined. The Company will monitor the requirements of the IFRS transition and adopt the new standards as required.

(q)     Comparative figures

Certain of the prior year's comparative figures have been reclassified to conform to the current year's presentation.

3.     Change in accounting policies

On January 1, 2007, the Company adopted new accounting policies for financial instruments by adopting the following new standards of the Canadian Institute of Chartered Accountants ("CICA"): Handbook Section 1530 - Comprehensive Income; Handbook Section 3251 - Equity; Handbook Section 3855 - Financial Instruments - Recognition and Measurement; Handbook Section 3861 - Financial Instruments - Disclosure and Presentation; and Handbook Section 3865 - Hedges. These new standards have been applied retrospectively without prior period restatement, except for the presentation of the cumulative unrealized effect of foreign currency translation of foreign operations on the consolidated balance sheet as a component of accumulated other comprehensive loss. The change in accounting policies had no other material impact on the Company's consolidated financial statements at January 1, 2007.

3.     Change in accounting policies (continued)

(a)     Comprehensive income

CICA Handbook Section 1530 introduces comprehensive income, which consists of net earnings on the consolidated statements of earnings (loss) and other comprehensive income (loss) ("OCI"). OCI represents changes in shareholders' equity in a period arising, in the case of the Company, from the unrealized effect of foreign currency translation of foreign operations.

(b)     Financial instruments

CICA Handbook Sections 3855 and 3861 establish standards for the recognition, measurement, presentation and disclosure of financial instruments. Financial instruments are initially recognized at fair value. The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm's-length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values of financial instruments are based on independent prices quoted in active markets. In the absence of an active market, fair values are determined based on valuation models such as discounted cash flows, which require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. Subsequent measurement depends on management's classification of the financial assets as held-for-trading, available-for-sale, held-to-maturity or as loans and receivables, and financial liabilities as held-for-trading or as other liabilities. The classification of financial instruments depends on the nature of and the purpose of the financial instruments, management's choice and in some circumstances, management's intentions.

The following summarizes the Company's selected financial instrument classifications based on intentions:

Cash	Held-for-trading
Cash equivalents	Held-to-trading
Accounts receivable	Loans and receivables
Accounts payable and accrued liabilities	Other liabilities
Bank, leasing and other financing	Other liabilities

(i)     Held-for-trading

Financial instruments classified as held-for-trading are measured at fair value with the realized and unrealized changes in fair value recognized each reporting period through financing (expense) income on the consolidated statement of operations and deficit. The Company had no transition adjustments at January 1, 2007 for held-for-trading financial instruments.

(ii)     Available-for-sale

Financial assets classified as available-for-sale are measured at fair value with the unrealized changes in fair value recorded each reporting period in OCI. Investments in equity instruments classified as available-for-sale that do not have a quoted price in an active market are recorded at cost. Each reporting period, available-for-sale assets are written down to fair value through financing expense (income) on the consolidated statement of operations and deficit to reflect impairments that are considered to be other than temporary. The Company had no transition adjustments at January 1, 2007 for available-for-sale financial instruments.

3.     Change in accounting policies (continued)

(b)     Financial instruments (continued)

(iii)     Held-to-maturity

Financial instruments classified as held-to-maturity are measured at amortized cost using the effective interest method. The Company had no transition adjustments at January 1, 2007 for held-to-maturity financial instruments.

(iv)     Loans and receivables and other liabilities

Financial instruments classified as loans and receivables and other liabilities are measured at amortized cost. Transaction costs of the loans and receivables and other liabilities are expensed directly into income on the consolidated statement of operations and deficit. The Company had no transition adjustments at January 1, 2007 for loans and receivables or other liabilities.

(c)     Embedded derivatives

The Company assessed the existence of embedded derivatives in its financial instruments. The Company does not have any material embedded derivatives that require separate accounting.

(d)     Translation of foreign operations

As specified in CICA Handbook Section 1530, since transition on January 1, 2007, the Company presented the unrealized effect of foreign currency translation of foreign operations as a component of accumulated OCI for the current and prior periods.

4.     Cash and cash equivalents

	December 31, 2008	December 31, 2007
	$	$

Cash in Bank	656,369	671,359
Cash Equivalent	11,500	11,500
	667,869	682,859

Cash equivalents include investments in guaranteed investment certificates. At December 31, 2008 the Company did not hold any cash equivalents in asset-backed commercial papers.

5.     Accounts receivable

	December 31, 2008	December 31, 2007
	$	$

Accounts receivable	967,786	536,875
Provision for doubtful accounts	(1,809)	(280,729)
	965,977	256,146

The main position in accounts receivable at December 31,2008 is escrow amount ($928,844), received from Cyfoca Holidings (Penta) in October, 2009.

6.     Prepaid expenses and other assets

	December 31, 2008	December 31, 2007
	$	$

Prepayments	3,840	74,851
Capital spare parts	-	121,097
	3,840	195,948

Stream Communications makes prepayments for services, goods and property, plant and equipment purchases.

The Company policy is to keep only the most basic parts and inventory supplies on hand, as equipment suppliers in general are able to deliver ordered parts within 48 hours. At the end of 2007, the Company commenced an upgrade program of existing networks. This was related only to Stream Poland, so at December 31, 2008 the Company had no inventory.

7.     Property, Plant and Equipment

For the period ended December 31, 2008
	Gross Value	Accumulated Amortization	Impairment Loss	Net book Value
	$	$	$	$

Automobiles	20,489	5,480	-	15,009
Cable TV equipment and conduit	2,206,989	128,,891	1,213,281	864,817
Furniture and fixtures	1,333	367	-	966
Software	-	-	-	-
Construction-in-progress	-	-	-	-
	2,228,811	134,738	1,213,281	880,792

The recoverability of cable TV equipment in Suwalki has been tested for potential impairment as of December 31, 2008. Management has estimated the undiscounted future cash flow associated with these assets below the carrying value. Consequently the impairment loss amounted for $1,213,281 has been recorded.

For the period ended December 31, 2007
	Gross Value	Accumulated Amortization	Impairment Loss	Net book Value
	$	$		$

Automobiles	557,384	249,514		307,870
Cable TV equipment and conduit	18,046,081	6,413,091		11,632,990
Furniture and fixtures	424,810	408,935		15,875
Software	76,880	76,880		-
Construction-in-progress	937,710	-		937,710
	20,042,865	7,148,420		12,894,445

Since February 22, 2008 the Company holds 48,86% of Stream Poland, which is accounted for using the equity method. The change in cost of property , plant and equipment between December 31, 2008 and December 31, 2007 is due to the disposal of 51.4% of our shares in Stream Poland.

8.     Cable TV Subscriber Base

For the period ended December 31, 2008
	Gross Value	Accumulated Amortization	Net book Value
	$	$	$
Cable TV Subscriber Base	31,456	7,213	24,243

For the period ended December 31, 2007
	Gross Value	Accumulated Amortization	Net book Value
	$	$	$
Cable TV Subscriber Base	5,771,926	5,392,125	379,801

9.     Other Intangible Assets

For the period ended December 31, 2008
	Gross Value	Accumulated Amortization	Net book Value
	$	$	$

Licenses	-	-	-

For the period ended December 31, 2007
	Gross Value	Accumulated Amortization	Net book Value
	$	$	$

Licenses	187,887	187,887	-

10.     Non-current advances

	December 31, 2008	December 31, 2007
	$	$

Non-current advances	-	180,332
	-	180,332

In 2001, Stream Poland made an advance payment to Bielsat.com Sp. z o. o. of $180,332 (Pln 450,000) for an option to purchase the outstanding 49% of shares in Bielsat. The advance was deducted from the purchase price when the option is exercised. Since February 22, 2008 the Company holds 48,86% of Stream Poland, which is accounted for using the equity method. The change in cost of cable TV subscriber base between December 31, 2008 and December 31, 2007 is due to the disposal of 51.4% of our shares in Stream Poland

11.     Investment in Non-consolidated Subsidiaries

On February 22, 2008 the Company completed a transaction with Penta Investments, whereby the Company disposed of 15,640 existing shares in Stream Poland for proceeds of $8,463,121 ($7,534,277 and escrow amount $928,844) which was paid in cash directly to the company for the amount of $3,791,346 and the rest amounting to $3,742,880 was paid to the Company's creditors: Barrington Wedgewood LLC and Lang Michener. Penta Investment acquired 16,900 new shares for $8,141,258. The Company's shareholding in the Stream Poland was reduced to 48.86% Following the transaction, the management in Stream Poland was replaced by a new management team of which two members of the management team were appointed by Penta and one by Stream Canada. Stream Canada (the Company here) does not control the most significant activities of Stream Poland through this one board member or any management member The investment in Stream Poland is accounted for using the equity method subsequent to February 22, 2008.

11.     Investment in Non-consolidated Subsidiaries (Continued)

December 31, 2008
$
Historical Value of Investment less accumulated loss(46,724 Shares)	10,209,253
Sale of 15,640 Shares	(3,417,360)
Dillution gain on share capital increase in Stream Poland	2,826,781
Share of Profit/loss in period February 22, 2008 - December 31, 2008	(9,220,813)
Value of investment in Non Consolidated Subsidiaries	397,861

Gain / Loss on Sale of Shares:
Sale of Shares	8,463,121
Less: Historical value of Shares	(3,417,360)
Gain on sale of shares	5,045,762

Dillution gain on share capital increase in Stream Poland	2,826,781
Share of Profit/loss in period February 22, 2008 - December 31, 2008	(9,220,813)
Share of gain/loss in equity investment	(6,975,548)

12.     Bank, Leasing and Other Financing

	December 31, 2008	December 31, 2007
	$	$
Bank financing
Current	-	-
Non Current	-	-
	-	-
Leasing contracts
Current	-	92,056
Non Current	-	106,247
	-	198,303
Other financing
Current	2,073,651	6,472,143
Non Current	0	462,341
	2,073,651	6,934,484
	2,073,651	7,132,787

12.     Bank, Leasing and Other Financing (continued)

	December 31, 2008	December 31, 2007
	$	$

Automotive and equipment leasing contracts secured by the asset being leased. The leasing contracts bear an average annual interest rate of 15,65%. Maturity date varies from June 2008 to June 2011.	-	198,303

A bridge loan provided by CYFOCA Holdings limited ("Penta"). The principal amount due is $2,542,710 (Pln 6,343,341) and is secured by asset and shares in Stream Poland. The loan is convertible into share capital of Stream Poland on closing of the investment.	-	2,542,710

A loan bearing interest at 5% compounded annually. The principal amount due is $3,623,856 (US$3,690,281). The loan is secured by shares in Stream Poland. Maturity date is January 31, 2008.	-	3,623,856

Private loan of $252,780 (US$250,000) at a rate of 9% per annum. The loan is repaid by August 29, 2009 or converted to equity at a price of US$0.13 per share.	305,700	245,500

Private loan of $293,198 (US$300,000) at a rate of 9% per annum. The loan is repaid by December 31, 2008 or converted to equity at a price of US$0.15 per share.	366,840	294,600

Private loan of $195,465 (US$200,000) at a rate of 9% per annum. The loan is repaid by December 29, 2009 or converted to equity at a price of US$0.13 per share.	244,560	198,358
Private loan of $29,320 (US$30,000) at a rate of 9% per annum. The loan is repaid by December 31, 2007 or converted to equity at a price of US$0.15 per share.	36,684	29,460
Private loan of PLN 2,700,000 at a rate of 15% per annum. The loan is repaid by January 15, 2009 or converted to equity at a price of US$0.15 per share.	1,119,867	-

Bank, Leasing and Other Financing	2,073,651	7,132,787

13.     Share Capital

(a)     Authorized

Stream Communications Network & Media, Inc. has an authorized share capital of 150,000,000 common shares at no par value. The Company has issued 81,596,491 common shares as at December 31, 2008 (December 31, 2007 - 81,596,491).

(b)     Stock Options

The directors are authorized to issue stock options from time to time to employees, officers, consultants and directors of the Company up to 7,402,212 (2007 - 7,992,212) common shares of the Company at the time of such issue, at the minimum price allowed under the applicable securities laws.

The fair values of stock options granted were determined using the Black-Scholes option pricing model. The Company's estimates of expected volatilities are based on a weighted historical and market based implied volatility. The Company uses historical data to estimate option exercises and employee terminations within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted is derived from the output of the stock option valuation model and represents the period of time that granted options are expected to be outstanding. The risk free rate for periods within the contractual life of the stock option is based on the rate in effect at the time of the grant.

The fair values of the Company's stock option were estimated using the following weighted average assumptions:

	2006	2005
Expected life (years)	5.00	4.76
Expected volatility	154.1%	85.6%
Risk free interest rate	4.36%	3.60%

Activity under the option plan during the period ended June 30, 2008, December 31, 2007 and December 31, 2006 was as follows:

		2008		2007		2006
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
		US$		US$		US$
Outstanding, beginning of the year	865,000	0.60	1,370,000	0.60	3,060,000	0,60
Granted	-	-	-	-	900,000	0.60
Exercised	-	-	-	-	-	-
Forfeited	275,000	0.60	505,000	0.60	2,590,000	0.60
Outstanding, end of the year	590,000	0.60	865,000	0.60	1,370,000	0.60

(b)     Stock Options (Continued)

Options outstanding and exercisable at June 30, 2008:

Exercise Price	Number of Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price
$			$		$
0.60	495,000	2.18	0.60	495,000	0.60
0.60	95,000	2.72	0.60	95,000	0.60

(c)     Warrants

The company is issuing warrants together with private placement, whereby a subscriber will receive the same amount of warrants as shares. The warrants expire two years from issue and are eligible to acquire half a share per one warrant.

The fair values of the warrants issued by the Company were estimated using the following weighted average assumptions:

	2008	2007	2006

Expected life (years)	n/a	2	2
Expected volatility	n/a	144.20%	109.10%
Risk free interest rate	n/a	3.60%	3.10%

	Number of shares	Number of warrants	Weighted average exercise price	Fair value of warrants
			$	$
Balance December 31, 2005	3,396,614	1,698,310	0.72	2,439,684
Granted	2,366,666	1,183,333	0.32	209,532
Granted	1,733,334	866,667	0.33	153,194
Granted	2,400,000	1,200,000	0.25	190,771
Granted	4,468,330	2,234,165	0.25	614,634
Granted	333,334	166,667	0.25	45,017
Granted	4,800,000	2,400,000	0.26	172,816
Balance December 31, 2006	19,498,278	9,749,142	0.35	3,825,648
Granted	10,200,000	5,100,000	0.13	616,735
Expired	(3,396,614)	(1,698,310)	0.72	(2,439,684)
Balance December 31, 2007	26,301,664	13,150,832	0.29	2,002,699
Expired	(16,101,664)	(8,050,832)	0.17	(1,385,964)
Balance December 31, 2008	10,200,000	5,100,000	0.13	616,735

(c)     Warrants (continued)

Outstanding warrants at December 31, 2008 are as follows:

	Number of shares	Number of warrants	Weighted average exercise price	Weighted average exercise price	Fair value of warrants
			US$	$	$
March 2, 2009	10,200,000	5,100,000	0.15	0.15	616,735

14.     Basic and diluted loss per common share
The calculation of the basic and diluted loss per share attributable to common shareholders is based on the following:

	December 31, 2008	December 31, 2007	December 31, 2006

Net Income / (loss) (A)	$(5,554,705)	$(3,107,320)	$(4,4854,485)
Weighted average number of diluted common shares (B)	81,596,491	79,808,820	59,629,483
Basic and diluted loss per common share (A/B)	$(0.07)	$(0.04)	$(0.08)

In the period where there is a net loss, the diluted weighted average number of common shares is equivalent to the basic weighted average number of common shares, as the effect of the conversion of options and warrants would be anti-dilutive to the loss per common share.

15.     Financial instruments

(a)     Fair value

Financial instruments consist of cash and cash equivalents, short term investments, accounts receivable, accounts payable and accrued liabilities, deferred revenue, and loans payable and leasing contracts, the fair value of which are considered to approximate their carrying value due to their short-term maturities or ability of prompt liquidation.

(b)     Credit risk

The Company is exposed to credit risk only with respect to uncertainties as to the timing and amount of collecting of accounts receivable. The Company mitigates credit risk through standard credit and reference checks.

(c)     Currency risk

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

16.     Commitments and contingencies

(a)     Commitments

(i)     On December 15, 2006 and March 2, 2007, Streamline entered into two preliminary agreements for two greenfield sites, the Suwalki project and the Lubin project, respectively. The Company has developed one of the sites (Suwalki) in 2007 and starting from 2008 it generates revenue; the preliminary agreement for development of the second site (Lubin) was terminated by contractor on January 12, 2009.

(b)     Contingencies

The Company has received invoices from a creditor for amounts due for work performed in regards to an IPO on the Warsaw exchange in 2003. The amount claimed is US$3,145,885 of which $Nil has been accrued at June 30, 2008 (2007 - $Nil). The Company is of the opinion that these amounts are due only if the IPO on the Warsaw Exchange is completed.

The Company is defending an action pursuant to certain alleged unpaid services, demanding the sum of $280,245. The Company is of the opinion that these amounts are due only if the IPO on the Warsaw Exchange is completed.

17.     Subsequent events

(a)     Stream Poland acquisition of cable operators

On January 9, 2009 Stream Poland entered into a share purchase agreement with a Polish local entrepreneur ("the Seller") based on which Stream Poland has agreed to acquire all the issued and common shares of Telewizja Kablowa Satra spółka z ograniczoną odpowiedzialnością ("Satra") owned by the Seller. Upon completion of the acquisition of the purchased shares, the Company will own and control 100% interest in the share capital of the Satra. The consideration for the shares was $CAD 7,256,799 (PLN 17,983,800) and was finaced from the loan that Stream Poland received in 2008 from Penta in amount of $33,461,219.

Satra is a telecommunication company located in Pomerania, Northern Poland which provides cable television, broadband access to Internet and voice over IP telephony services with use of its own backbone and access network.

(b)     Loan repayment

On January 15, 2009 PLN 1,000,000 capital out of PLN 2,700,000 private unsecured loan has been repaid to the Lender together with PLN 134,260 interest. On October 14, 2009 PLN 1,500,000 capital has been repaid to the Lender. Remaining amount has to be paid in January, 2009.

(c)     Warrants expired

On March 2, 2009 5,100,000 warrants have expired. Since that date the Company has no more warrants issued.

(d)     Bank Loan for working capital

The Company had a possibility to be provided with working capital bank loan of c.a. $CAD 5 million from Privatbanka a.s. (Bratislava, Slovak Republic), owned by Penta Investment Limited. Due to the risky conditions of the bank loan offer and the fact that escrow amount ("hutnik issue" - see below) has been released in October, 2009 Company did not take the bank loan.

(e)     Private loan for working capital

The Company has a possibility to be provided with convertible private loan of c.a. $CAD 1 million. Due to the fact that the conditions of the private loan are better for the Company, the Management will consider in the near future to take the private loan instead of bank loan.

(f)      Offers to buy Stream Poland

Two non- binding offers have been received for the subscribers of Stream Poland owned jointly by the Company and Penta. The offers, both from qualified purchaser groups, are being evaluated presently. If the offers are deemed workable, negotiations with one of the two groups could be expected to begin. Penta has also confirmed their willingness to sell at this time, in advance of the agreed targeted exit in early 2011, on the provison that price and terms are acceptable.

(g)      Escrow account and "Hutnik" issue

The amount of $928,844 has been held by Penta on escrow account (in PLN) due to the "Hutnik" issue.

On June 24, 2009 the company has received the letter which gives a better chance to prolong the agreement with one of the large clients, the housing estate "Hutnik" until 2015. The agreement was prolonged in September 2009, and on October 13, 2009 Cyfoca Holdings (Penta) transferred the amount of $817,013 (equivalent of PLN 2,266,885 at rate 2,7746 PLN/CAD). The difference is foreign exchange loss.

(h)     Further changes in Stream Poland ownership

After acquisitions that took place in 2008 and beginning of 2009 the major investor of Stream Poland - Penta - changed the strategy and on December 14, 2010 they sold their stake in Stream Poland to Hyperion S.A. without investing in any new acquisitions. Hyperion S.A. On April 11, 2011 Hyperion S.A. sold all their 77.27% shares in Stream Poland to MINI Telecom S.A. The same day MINI Telecom S.A. sold 7.27% of shares to Almerio Consultancy Limited located in Cyprus.

Stream Communications Network & Media, Inc.

Management Discussion and Analysis
For the period ended December 31, 2008 As at August 28, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the financial condition and result of operations cover the twelve months ended December 31, 2008, 2007 and 2006 and should be read together with the audited consolidated financial statements and related notes included elsewhere herein. These audited consolidated financial statements provide additional information regarding our financial activities and condition.

The following discussion contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. These forward-looking statements may include, among other things, statements concerning plans, objectives and future economic prospect, expectations, beliefs, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements and industry result, to be materially different from what is said or implied with such forward-looking statements. These factors include, among other things, change in television viewing preferences and habits by subscribers and potential subscribers, their acceptance of new technology and programming alternatives. They also include subscriber acceptance of internet services, telephony services and the company's ability to manage and grow the Cable Television, Internet and Telephony services, the ability to secure adequate capital to fund other system growth and development and planned acquisitions, the ability to successfully close proposed transactions, risk inherent in investment and operations in Poland, and changes in government regulations.

Information on the Company

General

We have business interests in the country of Poland. Our principal business is providing cable TV and high-speed Internet access in Poland.

We were incorporated on March 28, 1979 under the name of "Clear Mines Ltd." by registration of its Memorandum and Articles under the Company Act of British Columbia, Canada (the "British Columbia Company Act"). We consolidated our shares on a one new for 3.9 old shares basis and changed our name to "Redwood Resources Inc." on August 16, 1985. We again consolidated our shares on a one new for three old shares basis and changed our name to "Trooper Explorations Ltd." on May 29, 1992.

On May 4, 1995 we changed our name to "Trooper Technologies Inc." and on October 19, 2001 we changed our name to "Stream Communications Network, Inc.". On August 9, 2004 we changed our name to "Stream Communications Network & Media Inc." ("Stream"). We changed our year-end from October 31 to December 31 in 2001.

Our authorized capital is 150,000,000 common shares without par value.

Our registered office is Suite 1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, V6E 4N7, Canada. Our principal offices are located at Goraszewska 6 Street, Warsaw, 02-910, Poland, telephone +48- 22-842-7666.

We have the following operating subsidiary company:

Stream Investment Sp. z o.o., (formerly: "Polvoice.com", "Streamline", "Streamline Media") is a wholly owned subsidiary of our Company, being organized on August 11, 1999, under the laws of Poland. Streamline is acting for and on behalf of Stream Poland acquiring Cable TV System, which subsequently are re-organized and transferred to Stream Poland as an integral part to existing Cable TV Systems. On January 22, 2008, Streamline changed its name to Streamline Investments Sp. z o.o.

We have the following operating investment in unconsolidated company:

Stream Communications Sp. z o.o. ("Stream Poland") was incorporated on October 26, 1999, under the laws of Poland. At December 31, 2008, we own a 48,86% interest in Stream Poland which is in the business of operating cable television and high-speed Internet in Poland. Stream Poland's growth is being accomplished through acquisitions of small, independent cable TV and high-speed Internet providers and through its own marketing efforts. Stream Poland is located at al. 29 Listopada 130, 31-406 Krakow, Poland. On February 22, 2008, we entered into an agreement with Penta, that allowed Penta to acquire a majority stake in Stream Poland. As of December 31, 2010 our share in Stream Poland is 22,73%.

The following company is a subsidiary, but no longer has an operating business. We plan to liquidate this Company, as the business purpose is no longer in line with our corporate strategy. The liquidation (legally not yet started) of the company commenced in the second half of 2007 and is expected to be completed by the end of 2011.

IEWS S.A. (formerly International Eco-Waste Systems "IEWS") is a wholly owned subsidiary of our Company being incorporated on September 24, 1996 under the laws of Poland.

Business Description

Stream provides cable television services and high-speed Internet access in the Polish districts of Slaskie, Malopolskie, Swietokrzyskie and Podkarpackie through its hybrid fibre coax ("HFC") networks. Recently, it has also begun offering limited Internet telephony services based on Voice over Internet Protocol ("VoIP"). Stream Poland provides its customers with a high quality product by employing modern, reliable networks, a broad selection of programmes, professional management and customer service.

As at December 31, 2008 Stream owned of 48,86% business activities in Poland through a group of companies, in particular through our unconsolidated company Stream Communications Sp. z o.o. ("Stream Poland") with a registered office in Krakow, ul. Aleja 29 Listopada 130, 31-406 Krakow, and indirectly, through the following subsidiaries of Stream Poland:

Gimsat Sp. Z o. o. ("Gimsat")

Telewizja Kablowa Vega Sp. z o. o. ("Vega")

Bielsat.com Sp. z o. o. ("Bielsat")

Ask Stream Sp. z o. o. ("Ask")

Broker Service Sp. z o.o ("Broker") - acquired in 2008

Homenet Technologies Sp. z o.o. ("Homenet") - acquired in 2008

IEWS (formerly: International Eco-Waste Systems) S.A.

IEWS was in the business of constructing and operating rendering plants in Poland. IEWS is inactive and currently does not have any rendering plants in operation.

In view of developments and uncertainty with BSE (Bovine Spongiform Encephalopathy or "mad cow disease") issues and as a result of our focus on cable TV and the operations of Stream Poland, we decided that the operations of IEWS did not fit with our current objectives.

As at December 31, 2007, Stream owns 100% of shares of IEWS. During the second half of 2007, Stream began the process to liquidate he business affairs of IEWS and intends to be liquidated at all. The liquidation is expected to be completed by the end of 2011.

Stream Investment (formerly: "Polvoice.com" or "Streamline Media") Sp. z o.o.

Since October of 1999, Polvoice had been working on the development of software to offer Internet services in Poland. In November of 1999, Polvoice applied to the Ministry for Telecommunication in Poland for a license that is essential for Polvoice to operate in that sector in Poland. Polvoice received its telecommunications license as of August 22, 2000.

Streamline's business objective was to become an Internet, data transmission, and VoIP provider in Poland. Streamline's services included VoIP services, data transmission, teleconferencing, web site development, and maintenance.

Streamline was 're-activated' in 2006, and started preparing market research on potential acquisition targets on the polish cable TV market, with the view that Streamline will be acting as an agent for and on behalf of Stream Poland acquiring new cable TV systems.

In January 2008, Streamline changed its name to Stream Investments Sp. z o.o. In August 2008 Stream Investment started its operating activity in Suwalki town.

Operating Result for Period Ended December 31, 2008, 2007 and 2006

(Express in Canadian Dollars)	For the twelve months ended December 31, 2008	For the twelve months ended December 31, 2007	For the twelve months ended December 31, 2006	% Changes in the period 2008 / 2007	% Changes in the period 2007 / 2006

Revenues	1,376,411	5,640,847	4,765,816	-76%	18%

Operating expenses	3,091,354	10,795,063	9,590,141	-71%	13%

Gain / (Loss) from operations	(1,714,943)	(5,154,216)	(4,824,325)	-67%	7%

Other (Income)/Expenses	2,058,677	(188,416)	927,558	-1193%	-120%

Income (Loss) before income taxes	(3,773,620)	(4,965,800)	(5,751,883)	-24%	-14%

Income taxes		87,200	(167,576)	-100%	-152%
Non controlling interest	-	17,510	78,640	-100%	-78%
Income / (Loss) on Non Consolidated Subsidaries	(1,001,923)	-	-	#N/A	#N/A
Net profit (loss) for the period	(5,554,706)	(3,107,320)	(4,485,893)	79%	-31%

Results of Operations

Year ended December 31, 2008 compared to the year ended December 31, 2007

Stream Communications Network & Media, Inc. is reporting an Operating Loss of ($1,583,256) for the year ended December 31, 2008 (in comparison with Operatig losses in previous years 2007 - $ (3,418,085); 2006 -$ (3,117,236)). The improvement of the Operating Result is the result of operating expenses reduction due to the Stream Poland deconsolidation.

The results for the year 2008 is only to a limited extent comparable to previous years, due to the company's disposal of shares in Stream Communications Sp. z o. o. (Stream Poland) which is not consolidated with the company as of February 22, 2008.

Revenue decreased by 80% in the current year as compared to 2007 as result of only consolidating 2 months of revenue from Stream Poland, whereas in previous years is was a fully consolidated subsidiary. Although the Greenfield site in Suwalki commenced operation in April 2008, it have started selling of services in August 2008. It brought only $15,261 of revenues.

Operating Expenses decreased significantly in the period ended September 30, 2008 compared to September 30, 2007, which is due to Stream Poland's result is consolidated for two months only.

Income Taxes was provided for the year of 2008 for the amount of $17,015, as the company has sufficient tax losses to utilize. In the same period of 2007, the company made a tax provision of $162,809 relating to the result of the Polish operations.

All together, the Company ended the year 2008 with a net loss amounting to $5,554,705 versus a net loss in 2007 amounting to $3,107,320 due to the change in consolidation, the gain made on the sale of shares in Stream Poland to Penta and the share of loss on the equity investments in Stream Poland.

Liquidity, Capital Resources and Subsequent Events

There is very substantial doubt about the Group's ability to continue as a going concern. However as at December 31, 2008 Management believe the company is able to continue its activity for the next 12 month.

Our working capital deficiency as at December 31, 2008 was $1,542,175, compared to the working capital deficiencies at December 31, 2007 which was $9,856,908

Management expects that significant part of private loans will be converted into equity or the repayment date will be postponed thus the cash for repayment will not be needed.

Another possible source of financing could be warrants holders. The Company is not able to issue new shares or warrants due to the Cease Trade Order ('CTO').

Management plans to reduce administrative and management costs in 2009 to the minimal possible level that is necessary to run the Company until the investment in Stream Poland is sold or new sources of funds are obtained.

The company will be financing using the future proceeds from the sale of shares in Stream Poland to potential investors.

The company received in October 2009 the escrowed amount of $817,013 from Penta.

Trend Information

In 2008 two acquisition have been completed ("Broker Services" and "Homenet") and another few were being negotiated. In 2009 Stream Poland acquired "Satra". Due to the change of acquisitions strategy in last months of the year 2009 there will probably no more acquisitions in the near future and Penta is looking actively a possibility to sell its stake in Stream Poland.

The share capital increase in Stream Poland was registered on January 13, 2010. Since that date Penta owns 77,27% of share capital and Stream has remaining 22,73% of Stream Poland.

Stream Investment (former Streamline Media) commenced in 2008 operations in Suwalki, one of the two greenfield sites the Company secured in 2007.

Contractual Obligations and Loans payable

Contractual obligations at December 31, 2008 are as follows:
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	Nil	Nil	Nil	Nil	Nil
Short-term debt	$2,073,651	$2,073,651	Nil	Nil	Nil
TOTAL	$2,073,651	$2,073,651	Nil	Nil	Nil

On December 15, 2006 and March 2, 2007, Stream Investment ("Streamline") entered into two preliminary agreements for two greenfield sites, the Suwalki project and the Lubin project, respectively. The Company has developed one of the sites (Suwalki) in 2007 and starting from 2008 it generates revenue; the preliminary agreement for development of the second site (Lubin) was terminated by contractor on January 12, 2009.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet arrangements.

Currency and Exchange Rate Risk

Stream Communication is exposed to changes in financial market conditions as a result of transacting in various foreign currencies and funding of foreign operations.

The market risk is determined utilizing sensitivity analysis, which measures the potential losses in fair value resulting from one or more selected hypothetical changes in foreign currency exchange rates.

The company does not hedge currency risk. The functional currency of the Company is the Canadian dollar. All of the business operations are in Poland and the Stream Poland's functional currency is the Polish Zloty.

If there were a large fluctuation in the exchange rates between Poland and Canada this will impact on the operating results of the company. This could impact in a positive or negative manner. If the Canadian dollar increased against the zloty, then any Canadian funds invested in Poland would be exchanged for a larger number of zloty, thereby making more money available in Poland for the businesses. The converse would create a shortfall of funding. We have no control over currency rates and the results of operations will be subject to the swings in currency rate changes. In the case of funding either for acquisition or building out, it is important to minimize the time interval from when the money is raised and when it is spent to avoid issues of being short as a result of currency swings. The Company intends to grow by acquisition, so this aspect of funding is important where funds are raised other than in zloty

At present the management does not believe there material exposure to potential change in fair value of market sensitive instruments, near-term losses in future earnings and/or cash flows from reasonably possible near-term changes in market rates.

There are not any foreign currency derivatives outstanding at December 31, 2007. Accordingly, no market risk existed for such instruments at this date.

The table below reflects changes in the exchange rates of the currencies in which Stream conducts its operations as at the end of and as average during each year.

Rates of exchange of Canadian dollar, US dollar and EURO to the Polish Zloty.

	December 31, 2008	Average Rate for 2008	December 31, 2007	Average Rate for 2007
PLN/USD	2.9386	2,3700	2.4480	2.7688
PLN/EUR	4.1529	3.5226	3.6262	3.7925
PLN/CND	2.4110	2.2583	2.4954	2.5807
CND/USD	1.2228	1.0667	0.9820	1.0744

The effect of foreign currency fluctuations has affected the book value of property, plant and equipment and intangibles. The operations of the Company are situated in the country of Poland along with most of its assets. The foreign exchange rates for the Canadian dollar and the Polish zloty are as follows:

	Rate at the end of the year	Average rate for the year
2008	2.4110	2.2583
2007	2.4954	2.5807
2006	2.4992	2.7409
2005	2.8033	2.6757
2004	2.4898	2.8049

Related Party Transactions

At December 31, 2008 the Company entered into the following related party transactions:

Loan from Top Consulting
Mr. Dziublowski (non-executive director) made in 2007 a loan to Stream Canada from a company controlled by him, Top Consulting, for the amount of $245,500 (US$250,000). The loan bears an annual interest of 9%.

Advertising Agency
In 2006, Stream Poland, a subsidiary of the Company, had appointed Media Forum Sp. z o. o. as advertising agency for the Company's Polish operations. During 2008, Media Forum Sp. z o. o. did not render services for Stream Poland (2007 - $97,680; 2006 - $58,498). The director and owner of Media Forum Sp. z o. o. is a related party to Mr. Rynkiewicz.

Lease Commitments
The Company's subsidiary has a building lease outstanding with Media Forum Sp z o. o. Lease payments expensed during the year were approximately $48,500 (2007 - $15,500; 2006 - $Nil). The director and owner of Media Forum Sp. z o. o. is a related party to Mr. Rynkiewicz.

The Company has an automobile lease outstanding with Media Forum Sp. z o. o, an enterprise that is under common management of the Company. Lease payments expensed during the year were approximately $450 (2007 - $7,700; 2006 - $Nil). The director and owner of Media Forum Sp. z o. o. is a related party to Mr. Rynkiewicz.

Finders Fee
Mr. Dziublowski (non-executive director) received in 2008 a finder's fee ($178,995) from Stream Canada through a company controlled by him, Top Consulting,.

Management Fees
Management fees of $538,919 (2007 - $528,000; 2006 - $203,868) and bonuses of $Nil (2007-$500,000; 2006 - $500,000) were paid during the year to certain directors and executives of the Company. Of this amount, during 2008 the Company paid remuneration in the amount of $91,544 (2007 - $184,691) owing to Mr. Rynkiewicz representing Trasco Sp. z o. o., an enterprise that is under common management of Mr. Rynkiewicz.

Subsequent Event

Subsequent to December 31, 2008 the following events have occurred:

Stream Poland acquisition of cable operators
On January 9, 2009 Stream Poland entered into a share purchase agreement with a Polish local entrepreneur ("the Seller") based on which Stream Poland has agreed to acquire all the issued and common shares of Telewizja Kablowa Satra spółka z ograniczoną odpowiedzialnością ("Satra") owned by the Seller. Upon completion of the acquisition of the purchased shares, the Company will own and control 100% interest in the share capital of the Satra. The consideration for the shares was $CAD 7,256,799 (PLN 17,983,800) and was finaced from the loan that Stream Poland received in 2008 from Penta in amount of $33,461,219.

Satra is a telecommunication company located in Pomerania, Northern Poland which provides cable television, broadband access to Internet and voice over IP telephony services with use of its own backbone and access network.

Loan repayment
On January 15, 2009 PLN 1,000,000 capital out of PLN 2,700,000 private unsecured loan has been repaid to the Lender together with PLN 134,260 interest. On October 14, 2009 PLN 1,500,000 capital has been repaid to the Lender. Remaining amount has to be paid in January, 2009.

Warrants expired
On March 2, 2009 5,100,000 warrants have expired. Since that date the Company has no more warrants issued.

Bank Loan for working capital
The Company had a possibility to be provided with working capital bank loan of c.a. $CAD 5 million from Privatbanka a.s. (Bratislava, Slovak Republic), owned by Penta Investment Limited. Due to the risky conditions of the bank loan offer and the fact that escrow amount ("hutnik issue" - see below) has been released in October, 2009 Company did not take the bank loan.

Private loan for working capital
The Company has a possibility to be provided with convertible private loan of c.a. $CAD 1 million. Due to the fact that the conditions of the private loan are better for the Company, the Management will consider in the near future to take the private loan instead of bank loan.

Offers to buy Stream Poland
Two non- binding offers have been received for the subscribers of Stream Poland owned jointly by the Company and Penta. The offers, both from qualified purchaser groups, are being evaluated presently. If the offers are deemed workable, negotiations with one of the two groups could be expected to begin. Penta has also confirmed their willingness to sell at this time, in advance of the agreed targeted exit in early 2011, on the provison that price and terms are acceptable.

Escrow account and "Hutnik" issue
The amount of $928,844 has been held by Penta on escrow account (in PLN) due to the "Hutnik" issue.

On June 24, 2009 the company has received the letter which gives a better chance to prolong the agreement with one of the large clients, the housing estate "Hutnik" until 2015. The agreement was prolonged in September 2009, and on October 13, 2009 Cyfoca Holdings (Penta) transferred the amount of $817,013 (equivalent of PLN 2,266,885 at rate 2,7746 PLN/CAD). The difference is foreign exchange loss.

Further changes in Stream Poland ownership
After acquisitions that took place in 2008 and beginning of 2009 the major investor of Stream Poland - Penta - changed the strategy and on December 14, 2010 they sold their stake in Stream Poland to Hyperion S.A. without investing in any new acquisitions. Hyperion S.A. On April 11, 2011 Hyperion S.A. sold all their 77.27% shares in Stream Poland to MINI Telecom S.A. The same day MINI Telecom S.A. sold 7.27% of shares to Almerio Consultancy Limited located in Cyprus.

Other Information

The company has not entered into any off-balance sheet arrangement as of the date of this report.
Common Shares Issued	81,596,491
Share Purchase Options	590,000	exercisable at 0.60 USD per share
Share Purchase Warrants	5,100,000	exercisable at 0.15 - 0.60 USD per share

Changes in Accounting Policies including Initial Adoption

Under Canadian GAAP, on January 1, 2007, the Company adopted new accounting policies for financial instruments by adopting the following new standards of the Canadian Institute of Chartered Accountants ("CICA"): Handbook Section 1530 - Comprehensive Income; Handbook Section 3251 - Equity; Handbook Section 3855 - Financial Instruments - Recognition and Measurement; Handbook Section 3861 - Financial Instruments - Disclosure and Presentation; and Handbook Section 3865 - Hedges. These new standards have been applied retrospectively without prior period restatement, except for the presentation of the cumulative unrealized effect of foreign currency translation of foreign operations on the consolidated balance sheet as a component of accumulated other comprehensive income or loss. The change in accounting policies had no other material impact on the Company's consolidated financial statements at January 1, 2007.

In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under FIN 48, the impact of an uncertain tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Under US GAAP, the Company adopted the provisions of FIN 48 on January 1, 2007. The new standard did not have a material impact on the Company's consolidated financial statements.

Following the Company's ownership in Stream Poland has decreased below 50%, the company is recording the investment in Stream Poland at historical cost and account for subsidiary's result as a line-item ("Result of non-consolidated subsidiaries") in the Income Statement while adjusting the value of the investment by the accumulated result of the subsidiary in the period subsequent to February 22, 2008.

There were no other changes in accounting policies in 2008.

Critical Accounting Estimates

Management has made certain judgments and estimates that affect the reported amount and other disclosure in our financial statements.

Loss Contingencies. Our estimates of our loss contingencies for legal proceedings are based on various management judgments and assumptions regarding the potential resolution or disposition of the underlying and associated costs.

Valuation of Long-Lived Assets. On an annual basis, we review the long-lived assets held and used by us (primarily Cable TV Equipment and Conduit) for impairment. Assessing the appropriate valuation of the affected assets requires us to make judgments, assumptions and estimates. In general, write-downs for impairment are recognized when book values exceed our estimate of undiscounted future net cash flows associated with the assets. We review the carrying value of our capital assets, including construction in progress and believe that our reported values are reasonable based on current circumstances.

Amortization. Amortization of property, plant and equipment is principally based on a declining balance method where the cost of equipment is amortized evenly over the conservative estimate of its useful life, salvage, or residual value.

Future Income Taxes. We record future income tax assets, including potential tax benefit for operating loss carry-forwards and future income tax liabilities. The amount that we record for these assets and liabilities are based upon various management judgments, assumptions and estimates. These include judgments regarding the tax rates that will be applicable to the future income tax amount and the likelihood that we will generate sufficient taxable income or gains to utilize future income tax assets. Due to the numerous variables associated with our judgments, assumptions and estimates relating to the valuation of our future income tax assets and liabilities, and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainties and, as additional information becomes known, we may change our estimates.

Subscriber Base. Subscriber Base is recognized at the acquisition of new cable TV or LAN systems. On an annual basis, we review the carrying value of Subscriber Base for impairment. Assessing the appropriate valuation of the affected assets requires us to make judgments, assumptions and estimates. In general, write-downs for impairment are recognized when book values exceed our estimate of undiscounted future net cash flows associated with the assets. We estimated the carrying value of our Subscriber Base in 2006 and believe that our reported values are reasonable based on current circumstances.

Goodwill. Goodwill and other intangible assets that are deemed to have an indefinite life are tested for impairment on an annual basis, and otherwise when indicators of impairment are determined to exist by applying a fair value based test. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgments at many points during the analysis. In testing for potential impairment, the estimated fair value of the reporting unit, as determined based upon discounted cash flow forecasts, is compared to the book value of the reporting unit.

Financial Instruments and Other Instruments

The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt approximate their carrying values due to the short term or demand nature of these instruments. It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.

Directors and Officers

Our board of directors is elected by our shareholders as indicated in our Articles. Directors receive directors' fees (see Directors' Fees under Executive Compensation). Our executive officers are appointed by our board of directors and have service agreements with us. The normal notice period for executive officers is 12 months. In the case of Stream Poland, both the Supervisory Board and the Management Board are elected by the General Meeting of Shareholders (in practice - by the only shareholder i.e. the Parent Company). The following sets out our directors and officers.

Directors and Senior Management
Robert Wussler Jan S. Rynkiewicz Iwona Kozak Robert Dziublowski George H. Bathurst	Chairman of the Board, Director President, Director Director Non-Executive Director Non-Executive Director

Robert Wussler was appointed on May 4, 2004. Bringing an impressive background in broadcasting and telecommunications to the company, Mr. Wussler is currently President and Chief Executive Officer of Ted Turner Pictures and Ted Turner Documentaries. An acknowledged leader in the television industry for over three decades, he has been responsible for groundbreaking advances in news production at CBS News and CNN. The former President of both CBS Sports and the CBS Television Network, Mr. Wussler was a co-founder of CNN, TNT and WTBS, and Senior Executive Vice President of Turner Broadcasting. Bringing an extraordinary background in cable telecommunications to his work with Stream, Mr. Wussler was also President and CEO of Comsat Video Enterprises, where he led the company through unprecedented growth.

Jan Rynkiewicz became a Director of the Company on January 18, 2006, having previously been a director from April 24, 1998 to February 1, 2002 and from May 29, 2003 to May 31, 2004. A graduate of the School of Banking and Insurance in Warsaw, Jan Rynkiewicz moved to the UK in 1974, residing there for the next sixteen years. In 1977, he founded Courtfield Construction Ltd., a London-based building construction company. From 1986 through 1993, Mr. Rynkiewicz became an associate of Invesco in Poland and serves as Chair of the Board of Directors of Castle holding Ltd. of Warsaw, a consulting company with expertise in facilitating development of Polish industry privatization. Mr. Rynkiewicz was notably President of Zywiec S.A. (one of Poland's brewing group) during a period when this company successfully undertook an expansion program, secured Heineken as a major strategic investor, and became a capitalized company on The Warsaw Stock Exchange.

Iwona Kozak since 1 March 1996 has been a Director and Vice President for Corporate Affairs and since 23 April 1999 she has been its Secretary. She graduated from the British Columbia Institute of Technology with a diploma in marketing. She has a broad experience in the area of marketing and public relations. She perfected her managerial and business skills as the co-founder and president of a division of the Canadian Polish Chamber of Commerce in British Columbia. In the years 1993-1995 she published a magazine dedicated to economics called "Partners with Poland" ("Partnerstwo z Polska") and provided advisory services to Canadian companies in the area of investments in Polish markets.

George H. Bathurst Mr. Harvey-Bathurst is a graduate of Eton College and the Royal Military Academy Sandhurst. Mr. Harvey-Bathurst has been a director of a family company, Eastnor Castle Estates Co. for 35 years. He is a private property investor and since 1984 has been a private equity investor in Poland.

Robert Dziublowski brings over 15 years of experience in investing, consulting and management and has advised a number of international companies on doing business, building a Central European presence or making acquisitions in Poland and Central Europe. His clients have included Nasdaq and Eiffage Construction, one of the largest construction groups in Europe. He has advised leading Polish companies in acquisitions in the insurance, media and telecommunications sectors. His clients have included Wussler Group, a partner of company of Ted Turner Pictures, WPI, a U.S. telecommunications group, and Grupa PZU, a leading Polish financial services firm. He has served on the boards of a number of companies traded on the Warsaw Stock Exchange, and currently serves on the board of Mobiltek, a company he launched in 2002. Mr. Dziublowski received an M.A. in Political Science from Warsaw University in 1988 and an M. A. in International Relations from University of Hawaii in Honolulu in 1990.

Executive Compensation

For the purpose of this annual statement, the following words and phrases shall have the following meanings:

"Equity security" means securities of a company that carry a residual right to participate in earnings of that company and, upon liquidation or winding up of that company, its assets;

"Option" means all options, share purchase warrants and rights granted by a company or any of its subsidiaries (if any) as compensation for services rendered or otherwise in connection with office or employment;

"LTIP" means a long-term incentive plan, which is any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the company or an affiliate of the company, the price for the company's securities, or any other measure, but does not include Option or SAR plans or plans for compensation through restricted shares or restricted share units.

The following table details the compensation paid to our executive officers for the year ended December 31, 2008

Summary Compensation Table
Name	Salary ($CDN)	Bonus ($)	All Other and annual Compensation and LTIP Payouts ($CDN)	Securities under Option	Restricted Shares or Restricted Share Units
Jan Rynkiewicz	361,544	Nil	N/A	Nil	Nil
Iwona Kozak	177,375	Nil	N/A	250,000	Nil

Management Contracts
Jan Rynkiewicz

has been appointed for a 5 year period commencing on June 12, 2006 at a basic annual remuneration of US $120,000, payable monthly in equal parts. Mr. Rynkiewicz's contract has been renewed for four years commencing February 1, 2007 at a basic salary of $360,000 per annum payable monthly in equal parts. In addition Mr. Rynkiewicz is entitled to the use of a vehicle of the value not exceeding $900 per month including lease and operating expenses.

As a director of the Board, Mr. Rynkiewicz receives US $15,000 per annum, payable quarterly.

Mr. Rynkiewicz is entitled to participate and receive bonus, stock options and other long-term incentive schemes the company may provide to its employees.

Iwona Kozak

A new management contract was entered into on June 15, 2006. Ms. Kozak continued to serve as a director in 2007 at the Company and received the same compensation as a non-executive director throughout the year, which was a basic remuneration of $168,000 per annum payable monthly in equal parts. This remuneration includes director's fees for serving on the Board of Directors of the Company.

Directors' fees

Independent directors are paid an annual fee of USD $15,000 as a base director's fee and an additional fee of USD $1,500 per board meeting held outside their place of residency. The Chairman is paid a base director's fee of USD $35,000.

Long-term Incentive Plans - Awards in most recently completed financial period

During our most recently completed financial year, and for the two previously completed financial years, we have not awarded or instituted any LTIP's in favour of our executive officers.

Defined Benefit Plans

We do not have, and at no time during our most recently completed financial year have we had, any defined benefit or actuarial plans in respect of which any of our executive officers were eligible to participate.

Options to Purchase Securities from Our Company

In order to create a mechanism for the recruiting of and providing incentives to certain persons and to recognise and reward their contributions to our growth, the Board of Directors adopted the Stock Option Plan ("Plan"). The purpose of the Plan is to encourage such persons to acquire our shares and perceive such transaction as a long-term investment. Options to purchase shares under the Plan are granted to Directors, employees and affiliates of the foregoing.

The Board of Directors is entitled, at its own discretion, to determine which persons will be granted options under the Plan. If the Board of Directors grants any options, it will specify the number of shares that may be purchased pursuant to the option.

While the decision to grant options is in the sole discretion of the Board of Directors, they may base decisions to grant options on the following factors: the annual remuneration of the person in relation to the total of the remuneration paid by us, the duration of employment of such person and the quality of work done by such person, amongst other factors.

As a confirmation of the option grant, the option holder is issued a certificate specifying the date, number of the shares allocated, share purchase price, and the period of time during which the option may be exercised. The Plan and the granting of options constitute neither a guarantee to potential option holders that they will continue to perform their functions nor a guarantee that we will continue to employ such persons.

The Plan was amended at the Annual General Meeting of the shareholders held on June 30, 2004 where the shareholders authorized the directors to issue up to 5,941,135 stock options to directors, employees and consultants. At the Annual General Meeting to be held on June 29, 2005, the shareholders are being asked to amend the Plan to the maximum number of stock options allowable to 7,992,212. Other than the maximum number of shares allowable for distribution there are no other changes to the Plan. In summary the basic restrictions are:

(a) One person may not receive more than 5% of the outstanding shares;

(b) Options granted to one person in a given year may not exceed 5% of the outstanding shares;

(c) Shares allocated to all persons employed in contacts with investors may not exceed 2% of the outstanding shares; and

(d) Shares earmarked for consultants may not exceed 2% of the outstanding shares.

In the event that an option has lapsed for any reason whatsoever without having been exercised in full, the shares with respect to which the option has lapsed may again be issued for the purposes of the Plan. The expiration date of an option is the date determined by the Board of Directors with respect to individual options, which date, however, may not be later than ten years after the option was granted.

The Board of Directors is also exclusively entitled to determine the purchase price of shares by option holders.

The board of Directors have, in accordance with the SEC guidelines, established the following an Audit, Compensation and Corporate Governance Committee. The members of each committee are appointed by at the Annual Shareholders meeting of the company for a period until the next Annual Shareholders meeting.

Integrity of Disclosure

The company's management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Chief Executive Officer and the Chief Financial Officer of the company have evaluated the effectiveness of the Company's disclosure controls and procedures as of the time of this report and have concluded that such disclosure controls and procedures are operating effectively.

The board of Directors is responsible for ensuring the management fulfills its responsibilities. The audit committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited financial statements prior to their submission to the Board of Directors.

Additional Information

Additional information regarding the company and its business operations, including the Company's annual report for the year ended December 31, 2007, 2006 and 2005, is available on SEDAR company profile at www.sedar.com and is also available on the company's website at www.streamcn.pl.